Exhibit 99.1

Brussels, 26 April 2011 1 / 2

The enclosed information constitutes regulated information as defined in the Belgian Royal Decree of 14 November 2007 regarding the duties of issuers of financial instruments which have been admitted for trading on a regulated market.

Anheuser-Busch InBev General Shareholders Meeting

approves dividend payment 2010 (0.80 euro per share)

and elects new members to the Board of Directors

Anheuser-Busch InBev (Euronext: ABI; NYSE: BUD) is pleased to announce that the General Shareholders Meeting of 26 April 2011 has approved the annual accounts 2010 ended December 31, 2010, as well as the gross dividend of 0.80 euro proposed by the Board of Directors. The shares will trade ex-coupon as of 27 April 2011 and dividends will be payable as from 2 May 2011 at the counters of BNP Paribas Fortis (Fortis Bank NV/SA) (Paying Agent) upon presentation of coupon n° 12.

The General Shareholders Meeting has also resolved to renew the mandates of Mr. Stéfan Descheemaeker as Director (for a period of 4 years), as well as of Mr. Kees Storm (for a period of 2 years) and Mr. Peter Harf (period of 4 years) as independent Directors. In addition, Mr. Paul Cornet de Ways Ruart was newly elected as Director and Mr. Olivier Goudet as independent Director (both for a period of 4 years).

At the General Shareholders Meeting, we provided shareholders with a presentation of our financial results for the three months and full year ended 31 December 2010 along with our outlook at 31 December 2010 as published on 3 March 2011. The financial information and outlook presented at our General Shareholders Meeting speak only as of 31 December 2010 and have not been updated to reflect developments subsequent to that date. We plan to release our first quarter financial information and an update of our outlook on 4 May 2011.

Brussels, 26 April 2011 2 / 2

About Anheuser-Busch InBev

Anheuser-Busch InBev is a publicly traded company (Euronext: ABI) based in Leuven, Belgium, with an American Depositary Receipt secondary listing on the New York Stock Exchange (NYSE: BUD). It is the leading global brewer and one of the world’s top five consumer products companies. A true consumer-centric, sales driven organization, AB InBev manages a portfolio of well over 200 beer brands that includes global flagship brands Budweiser®, Stella Artois® and Beck’s®, fast growing multi-country brands like Leffe® and Hoegaarden®, and strong “local champions” such as Bud Light®, Skol®, Brahma®, Quilmes®, Michelob®, Harbin®, Sedrin®, Klinskoye®, Sibirskaya Korona®, Chernigivske®, and Jupiler®, among others. In addition, the company owns a 50 percent equity interest in the operating subsidiary of Grupo Modelo, Mexico’s leading brewer and owner of the global Corona® brand. AB InBev’s dedication to heritage and quality is rooted in brewing traditions that originate from the Den Hoorn brewery in Leuven, Belgium, dating back to 1366 and the pioneering spirit of the Anheuser & Co brewery, which traces its origins back to 1852 in St. Louis, USA. Geographically diversified with a balanced exposure to developed and developing markets, AB InBev leverages the collective strengths of its approximately 114 000 employees based in operations in 23 countries across the world. The company strives to be the Best Beer Company in a Better World. In 2010, AB InBev realized 36.3 billion US dollar revenue. For more information, please visit: www.ab-inbev.com.

Anheuser-Busch InBev Contacts:

Media	Investors

Marianne Amssoms Tel: +1-212-573-9281 E-mail: marianne.amssoms@ab-inbev.com	Graham Staley Tel: +1-212-573-4365 E-mail: graham.staley@ab-inbev.com

Karen Couck Tel: +32-16-27-69-65 E-mail: karen.couck@ab-inbev.com	Thelke Gerdes Tel: +32-16-27-68-88 E-mail: thelke.gerdes@ab-inbev.com